FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Delivers on eBBM Suite	3.

Document 1

  NEWS RELEASE
June 16, 2014

FOR IMMEDIATE RELEASE

BlackBerry Delivers on eBBM Suite

Company Launches BBM Protected for Secure Enterprise Messaging

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced the availability of BBM™ Protected, the first solution in the eBBM™ Suite for secure enterprise-class messaging.

The eBBM Suite is a new family of BBM products and services built for business that bring together the convenience and usability of BBM with the additional security and compliance required by enterprise customers. The eBBM Suite will include new services designed to enable mobile workers to be more productive on the go, while meeting enterprises’ needs for security, manageability and control. The first product in the eBBM Suite which was announced earlier this year, BBM Protected, is being delivered ahead of schedule today.

As part of the suite, BBM Protected provides an enhanced security model for BBM messages sent between BlackBerry smartphones. BBM Protected brings regulated industries the most secure and reliable real-time mobile messaging experience in the industry. BBM Protected is the only secure mobile instant messaging app that uses a FIPS 140-2 validated cryptographic library.1 BBM Protected enables employees to use the same app to securely message colleagues inside the company for work as they do to chat and share with family and friends outside the company. Secure BBM Protected chats aren’t limited to users inside the company; employees can chat securely with BBM Protected users at others companies too – they do not need to be on the same BES server and no federation between servers is required.

“We’ve been testing BBM Protected on behalf of our customers and have been impressed so far,” said Zekeria Oezdemir, Technical Director of NovaLink. “BBM Protected is the ideal solution for our banking and insurance customers who have increased security needs.”

The current release of BBM Protected can be used for BlackBerry smartphones running BB0S 6.0 or later or BlackBerry 10 in Regulated mode. Versions of BBM Protected for BlackBerry 10 smartphones using BlackBerry Balance and iOS and Android devices are expected later this year.

______________

For more information about the eBBM Suite, visit www.blackberry.com/BBMprotected.

1 Feature initially supported on BlackBerry OS devices; available on BlackBerry 10 devices in Fall 2014.  Source: List of Validated FIPS 140-1 and FIPS 140-2 Cryptographic Modules at http://csrc.nist.gov/groups/STM/cmvp/documents/140-1/140val-all.htm  as of May 28, 2014.  For more information on the National Institute of Standards and Technology’s Cryptographic Module Validation Program (CMVP), including FIPS 140-1 and FIPS 140-2 conformance claims that are used by some vendors that fall short of indicating NIST validation, see the FAQ document at  http://csrc.nist.gov/groups/STM/cmvp/documents/CMVPFAQ.pdf ).

About BBM
Introduced in 2005, BBM set the standard for mobile instant messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Sarah Burt
BlackBerry Media Relations
sburt@blackberry.com
519-888-7465 x75606

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

                                                                                                                                         ###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 16, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer